Exhibit 99.1

TRITERRAS, INC. CODE OF BUSINESS CONDUCT AND ETHICS

(Adopted by the Audit Committee of the Board of Directors,

as revised on April 28, 2022)

1. Introduction

This Code of Business Conduct and Ethics (this “Code”) applies to all directors, officers, and employees of Triterras, Inc. and its subsidiaries (collectively, the “Company” or “Triterras”), whether such individuals work for the Company on a full-time, part-time, consultative, or temporary basis (including employees outsourced from employment agencies or other entities (each an “Employee” and collectively, “Employees”). This Code is designed to deter wrongdoing and to promote:

●	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the U.S. Securities and Exchange Commission and in other public communications made by the Company;

●	Compliance with applicable governmental laws, rules and regulations;

●	The prompt internal reporting of violations of Company policies, including this Code, to an appropriate persons identified below; and

●	Accountability for adherence to this Code.

Any waiver of any provision of this Code must be approved by the Board of Directors (the “Board”), only where circumstances warrant granting a waiver, or a committee of the Board and will be promptly disclosed if and as required by applicable securities law and/or stock exchange rules.

Triterras is committed to the highest standards of business conduct in our relationships with each other and with our customers, funders, investors, shareholders and other business partners. The conduct of all Employees should reflect the Company’s values and promote a work environment that upholds and improves Triterras’ reputation for integrity and trust. Moreover, Employees should always conduct business in accordance with Triterras’ values and all applicable laws and regulations. This Code serves as a guide when faced with legal or ethical questions although it is not all-inclusive as it is not expected that the Code will answer every possible question that may arise in an Employee’s performance of their duties. Employees are expected to use their reasonable judgment at all times to follow the highest ethical standards to which Triterras is committed. If any Employee is concerned about whether a specific conduct meets Triterras’ policy and procedures, such Employee is responsible for seeking guidance as to ensure he or she fully understands Triterras’ expectations and their role and responsibility in comply with the Code.

To the extent any of the Company’ other key policies and procedures contain provisions that are more restrictive on you than the policies and guidelines contained in this Code, you are expected to follow other key policies and procedures, which shall govern and prevail over this Code.

The following are examples of conduct that are a serious violation of this Code, or the Company’s other policies, and may, subject to applicable laws, result in disciplinary action by the Company, up to and including termination of employment, regulatory sanction and, if warranted, civil legal action or referral to criminal prosecution:

●	Actions that violate any Company policy or policies;

●	Requesting others to violate any Company policy or policies;

●	Failure to promptly disclose a known or suspected violation of any Company policy;

●	Failure to cooperate in the Company’s investigations of possible violations of any Company policy; and/or

●	Retaliation (or threatened retaliation) against other Employees for providing information or otherwise assisting in an investigation or proceeding in good faith regarding any conduct that an Employee believes constitutes a violation of applicable laws or regulations, the Code or any Company policy.

This Code provides an outline of the fundamental principles and key policies and procedures that govern the conduct of our business:

●	Compliance with Triterras, Inc. Policies (Insider Trading, Anti-Bribery and Anti-Corruption, Anti-Money Laundering & Sanctions and Competition Law);

●	Conflicts of Interest;

●	Improper Personal Gains;

●	Confidential Information;

●	Fair Dealing;

●	Protection and Proper Use of Triterras, Inc.’s Assets;

●	Compliance with Laws, Rules and Regulations;

●	Accuracy of Records; and

●	Whistleblowing - Reporting Any Illegal or Unethical Behavior.

2. Compliance with Triterras, Inc. Policies (Insider Trading, Anti-Bribery and Anti-Corruption, Anti-Money Laundering & Sanctions and Competition Law)

A key element of ensuring that we conduct ourselves legally and ethically at all times, is to comply with all applicable laws and Triterras’ policies, in particular the following:

Insider Trading Policy

Federal and state laws of the United States prohibit trading in securities by persons who have material nonpublic information. Information is “material” if a reasonable investor would consider such information important to his or her investment decision. Information is nonpublic until it has been broadly disclosed to the marketplace (such as through a public filing with the U.S. Securities and Exchange Commission or the issuance of a press release) and the marketplace has had time to absorb the information.

Employees of the Company may not a) trade in stock or other securities while in possession of material nonpublic information or b) pass on material nonpublic information to others without express authorization by the Company or recommend to others that they trade in stock or other securities based on material nonpublic information.

For further information, please see the Triterras, Inc. Insider Trading Policy on our website at https://triterras.com/

Anti-Bribery and Anti-Corruption Policy

Triterras and its Employees are subject to anti-bribery and anti-corruption laws and regulations in the jurisdictions where we conduct business, including the U.S. Foreign Corrupt Practices Act, Singapore’s Prevention of Corruption Act, and the U.K. Bribery Act. Triterras has zero tolerance to corruption and bribery. The Company prohibits offering, giving, promising, transferring, or soliciting anything of value, directly or indirectly, to or from any third party, any public or government official, including employees of state-owned enterprises or foreign political candidates, or any other party to secure an improper benefit. Employees may not make illegal payments to government officials themselves or through a third party. Employees who are conducting business with the government officials of any country must contact the Legal Department for guidance on the law governing payments and gifts to governmental officials.

For further information, please see the Triterras, Inc. Anti-Bribery and Anti-Corruption Policy on our website at https://triterras.com/

Anti-Money Laundering and Sanctions Policy

The Company is committed to (i) combatting financial crime and protecting the integrity of the financial system and (ii) establishing and implementing appropriate processes, systems and controls to protect Triterras, its customers, shareholders, employees, and the communities it serves from money laundering. Our Anti-Money Laundering and Sanctions Policy sets out control standards for us to conduct business in accordance with applicable anti-money laundering and sanctions laws, rules, and regulations.

Triterras may, in its sole discretion, also decide not to process transactions, provide products or services or otherwise engage in transactions or other activity even if permitted by applicable sanctions laws and regulations where these activities fall outside of Triterras’ risk appetite. Further, the Company will comply with obligations to report sanctions violations to the relevant regulatory authority, including where a violation relates to any attempt by a customer to evade or circumvent sanctions laws and regulations.

For further information, please see the Triterras, Inc. Anti-Money Laundering and Sanctions Policy on our website at https://triterras.com/

Competition Law Policy

Employees or agents of the Company may not discuss prices or make any formal or informal agreement with any competitor regarding prices, discounts, business terms, or the market segments and channels in which the Company competes, where the purpose or result of such discussion or agreement would be inconsistent with applicable antitrust laws. If you have any questions about this section or the applicable antitrust laws, please contact the Legal Department.

For further information, please see the Triterras, Inc. Competition Law Policy on our website at https://triterras.com/

3. Conflicts of Interest

It is the Company’s policy that Employees dedicate their best efforts to the Company’s business and to make decisions that affect the Company using objective and independent standards. Employees must avoid any conflict between their personal interests and those of the Company. The purpose of this policy is to ensure that the Company operates with high ethical standards, honesty and integrity, and therefore its reputation, are not compromised.

A “conflict of interest” occurs when an Employee’s private interests interfere in any way, or even appear to interfere, with the interests of the Company. A conflict of interest can arise when an Employee takes actions or has interests that may make it difficult to perform their work or duties assigned by Triterras in an objective, unbiased and effective manner. Conflicts of interest may also arise when an Employee’s personal relationship with a customer, supplier, competitor, business partner, or other employee that impairs or may impair the Employee’s objective business judgment. For example, a conflict of interest may occur when an Employee is:

●	Holding an interest in or accepting free or discounted goods from any organization that does, or is seeking to do, business with Triterras, if the Employee is in a position to directly or indirectly influence either Triterras’s decision to do business, or the terms upon which business could be done with such organization;

●	Profiting personally, e.g., through commissions, loans, expense reimbursements or other payments, from any organization seeking to do business with Triterras;

●	Engaging in any business competing with Triterras;

●	Holding any material interest in a competitor to Triterras;

●	Being employed by (including as a consultant) or seeking to do personal business with a competitor to Triterras; or

●	Taking part in a Triterras business decision that involves Triterras with which such person or such person’s family members have a personal affiliation or a Triterras decision that involves hiring or supervising a family member.

Exceptions to this policy may only be made after review and approval of specific or general categories by (i) agreement of at least two members of senior management (in the case of employees) or (ii) the Board or a committee thereof (in the case of executive officers or directors). Conflicts of interest may not always be clear cut, so if you have a question, you should always err on the side of caution and consult with your supervisors, managers, or other appropriate personnel.

If you become aware of a conflict or potential conflict involving an Employee, you should promptly bring it to the attention of a supervisor or manager. Any supervisor or manager who receives a report of a conflict or potential conflict must report it immediately to the Legal Department of Triterras. An actual or potential conflict of interest involving a member of senior management should be disclosed directly to the Audit Committee Chairman who will disclose such conflict of interest to the Board, and actual or potential conflicts of interest involving an executive officer or director should be disclosed directly to the Board. Alternatively, an Employee may utilize the notification procedures described in the Whistleblowing Policy.

4. Confidential Information

Triterras’ confidential or proprietary information is a tremendously valuable asset that differentiates us from our competitors and is protected by law and we also have terms in our key agreements to protect this information.. Some of this information is also considered protectable trade secrets under the law. Much of the information with which we come into contact at work each day is confidential. Confidential information is not generally known to competitors and others outside the Company and may include: financial information, including but not limited to information about sales, earnings, expenses and investments; pricing information; vendor or supplier lists; customer data; business development materials; personnel files; Company policies, manuals, guidelines, and procedures; computer software; videos; and memos. Confidential information is critical to our competitive advantage and must not be disclosed, except as specifically authorized or legally required. Information that has been made public by the Company, such as press releases, news articles or advertisements, is not considered confidential and does not require protection. It is the responsibility of each of us to use discretion in handling Company information so that we do not inadvertently reveal confidential information to competitors, vendors, suppliers, friends and/or family members. If you are unsure about whether certain information is confidential, presume that it is Everyone is responsible for the protection of Triterras’ confidential or proprietary information and trade secrets. Misusing or disclosing information that Triterras considers confidential or proprietary or a trade secret, whether during or after employment, is prohibited and is a violation of the Code and your employment agreements or its equivalent. In certain circumstances, it may also be a violation of law. Before you disclose or distribute any confidential information, senior management and the Legal Department approval must be obtained. Such approval often requires the execution of a written confidentiality or nondisclosure agreement, which restricts the use, disclosure or distribution of the confidential information.

Further, you may use publicly available information about Triterras’ competitors or other companies but may not unlawfully acquire or misuse the trade secrets or other confidential or proprietary information of any third party.

Notwithstanding the above, and notwithstanding any other confidentiality or non-disclosure agreement (including as part of an employment agreement) applicable to you, this Code does not restrict you from communicating, cooperating or filing a complaint with any governmental or law enforcement branch, agency or entity (collectively, a “Governmental Entity”) with respect to possible violations of any law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation, provided that (i) in each case such communications and disclosures are consistent with applicable law and (ii) the information subject to such disclosure was not obtained by you through a communication that was subject to the attorney-client privilege, unless such disclosure of that information would otherwise be permitted by an attorney under applicable attorney conduct rules, or otherwise. Any agreement in conflict with this paragraph is hereby deemed amended by Triterras to be consistent with this paragraph.

5. Fair Dealing

When an Employee is involved in making business decisions on behalf of Triterras, such decisions must be based on uncompromised, objective and independent judgment and the best interests of the Company. We seek to outperform our competitors fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies, is prohibited and can result in the termination of your employment with the Company as well as other legal proceedings being commenced against you. We should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Employee, family member or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with your supervisor or the Legal Department any gifts or proposed gifts which you are not certain are appropriate.

6. Protection and Proper Use of Triterras’ Assets

Every Employee has a duty to safeguard Triterras’ assets and take measures to ensure against their theft, damage, or misuse. Employees should use assets only for legitimate business purposes. Theft, carelessness and wastage of assets have a direct impact on Triterras’ profitability

Triterras’ assets include tangible property, intellectual property such as patents, trademarks, copyrights, trade secrets, business, marketing, service plans and proprietary information such as research and development information, new products, salary information and any unpublished financial data, databases, records and reports, as well as information relating to mergers and acquisitions, joint ventures, stock splits and divestitures and other potential transactions. Unauthorized use or distribution of this information is a violation of this Code.

If you have access to proprietary and confidential information, you are obligated to safeguard it from unauthorized access in accordance with Triterras’ policy on Confidential Information described above.

7. Compliance with Laws, Rules and Regulations

Triterras is committed to and conducts its business activities lawfully and in a manner that is consistent with applicable laws, rules and regulations. Employees must follow applicable laws, rules and regulations at all times.

Employees with questions about the applicability or interpretation of any law, rule or regulation, should contact the Legal Department.

Operating within the law in all countries where we operate is one of the foundations on which Triterras’ ethical standards are built. Employee’s violation of any law or regulation may subject such individual as well as the Company to regulatory sanctions, penalties, civil litigation, criminal liability, financial and reputational damage. If a law conflicts with any Triterras’ policy or this Code, seek the Legal Department for guidance.

Employees are strongly encouraged, and indeed have an obligation to, raise concerns promptly when they are uncertain as to the proper legal course of action or they suspect that some action may violate the law. The earlier a potential problem is detected and corrected the better off Triterras will be in protecting against harm to Triterras’ business and reputation.

8. Accuracy of Records

It is Triterras’ policy to make full, fair, accurate, timely and understandable disclosure in all reports and documents that Triterras files with, or submits to, the U.S. Securities and Exchange Commission, and in all other public communications made by Triterras.

The integrity, reliability and accuracy in all material respects of Triterras’ books, records and financial statements are fundamental to Triterras’ continued and future business success. In addition, as Triterras’ securities are publicly traded, Triterras is subject to a number of laws and regulations that govern our business records, including U.S. securities laws. Triterras must record its financial activities in compliance with all applicable laws and accounting practices and, if requested, provide current, complete and accurate information to government agencies. You must not cause Triterras to enter into a transaction with the intent to document or record it in a deceptive or unlawful manner. In addition, you must not create any false or artificial documentation or book entry for any transaction entered into by Triterras. Similarly, the finance and accounting teams have the responsibility to accurately record all funds, assets and transactions on Triterras’ books and records. Triterras’ accounting records are relied upon to produce reports for the Company’s management, rating agencies, investors, creditors, governmental agencies and others. Our financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all legal and accounting requirements and our system of internal controls. We do not permit intentional misclassification of transactions as to accounts, departments or accounting periods and, in particular:

●	All Triterras accounting records, as well as reports produced from those records, must be kept and presented in accordance with the laws of each applicable jurisdiction;

●	All records must fairly and accurately reflect the transactions or occurrences to which they relate;

●	All Triterras records must fairly and accurately reflect in reasonable detail, as applicable, Triterras’ assets, liabilities, revenues and expenses;

●	Triterras’ accounting records must not contain any intentionally false or misleading entries;

●	Transactions must not be misclassified as to accounts, departments or accounting periods;

●	All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;

●	All Triterras accounting records must comply with generally accepted accounting principles; and

●	Triterras’s system of internal accounting controls, including compensation controls, must be followed at all times.

In addition, many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or your controller.

Business records and communications often become public and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mails and internal memos as well as formal reports.

Records should always be retained or destroyed according to any applicable record retention policies then in force. In accordance with those policies, in the event of actual or anticipated litigation or governmental investigation, please consult the Legal Department.

9. Health and Safety

Triterras strives to provide each employee with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The illegal use of drugs in the workplace will not be tolerated.

10. Discrimination and Harassment

Triterras is firmly committed to providing equal opportunity and fair treatment in all aspects of employment. We strive to treat our Employees with fairness, integrity, honesty, courtesy, consideration, respect and dignity, regardless of gender, race, nationality, age, sexual orientation or other forms of diversity. Discrimination or harassment against any person on any basis will not be tolerated. Employees are expected to treat others and our customers, business partners and other stakeholders with respect and dignity. We must all be able to do our jobs in a safe and respectful environment without discrimination and harassment.

Harassment can include actions, language, written materials or objects that are directed or used in a way that undermines or interferes with a person’s work performance, or creates an intimidating, hostile or offensive work environment. We never target anyone for negative treatment on the basis of race, color, religion or belief, creed, national, social or ethnic origin, sex (including pregnancy), age, physical, mental or sensory disability, sexual orientation, gender identity and/or expression, marital, civil union or domestic partnership status, past or present military service, family medical history or genetic information, family or parental status, protected veteran status, citizenship status when otherwise legally able to work or any other status protected by the laws or regulations in the locations where we operate

All forms of harassing conduct are prohibited at Triterras, including without limitation:

●	unwanted sexual advances, invitations or comments;

●	visual displays such as derogatory or sexually-oriented pictures or gestures;

●	physical conduct including assault or unwanted touching; or

●	threats or demands to submit to sexual requests as a condition of employment or to avoid negative consequences.

All Employees are expected to report suspected harassing conduct promptly and never retaliate against anyone who raises a good faith concern that unlawful harassment has occurred.

11. Whistleblowing - Reporting Any Illegal or Unethical Behavior

If Employees know or suspect a violation of applicable laws or regulations, this Code or any policies referenced in this Code, Employees must immediately report that information as set forth herein in accordance with the whistleblower rules and procedures. Employees may report any violations or suspected violations by sending an email to the Audit Committee, at whistleblower@triterras.com; or by submitting a voicemail or Web interface through the Company’s third party Whistleblower Complaint Hotline Service. The Hotline Service voicemail is available in the U.S. at telephone at (877) 653-4349. The Hotline Service may also be accessed by a secured Web Form through the Company’s link to the Hotline Service on its website at https://www.whistleblowerservices.com/TRIT.

Employees must also report any violations or suspected violations of accounting or auditing matters, and can do so, confidentially and anonymously, where desired and where permitted by local law. Triterras will treat the information in a sensitive manner and disclose the information only as reasonably necessary to deal with the issues involve. Anyone who raises a potential violation in good faith is fully supported by management.

We take all alleged violations and concerns extremely seriously, including appropriate investigation, as well as disciplinary action, and other remediation to address misconduct and prevent reoccurrence. Internal investigations are undertaken by staff from our Audit Committee. When necessary, external advisers are engaged to conduct and/or advise on investigations. Where a significant violation has occurred, management, in consultation with the Legal Department, will consider whether Triterras needs to disclose and/or report the findings to a regulatory or governmental authority.

Employees should not take advantage of their job, title or position with Triterras to retaliate against any Employee for any reason. Employees are prohibited from retaliating against any person for providing information or otherwise assisting in an investigation or proceeding in good faith regarding any conduct that an Employee believes constitutes a violation of applicable laws or regulations, the Code or any Company policy. Retaliation against any Employee acting in good faith is a serious violation of Triterras’ Whistleblowing Policy and may, subject to applicable laws, result in disciplinary action by the Company, up to and including termination of employment.

In the event that you believe you are being subjected to retaliation as a consequent of your compliance with our Whistleblower Policy you must inform your supervisor or the Legal Department immediately and appropriate action will be taken. If it should become clear that this whistleblowing procedure has not been used in good faith, for example for malicious reasons or to pursue a personal grudge against another employee, such misconduct may result in disciplinary action by the Company, up to and including termination of employment.

For further information, please see the Triterras, Inc. Whistleblower Policy on our website at https://triterras.com/

12. Who should I contact?

If you think there has been a breach of this Code, you must contact any of the individuals listed below as soon as you become aware. You may also contact them with any questions about this Code.

●	Chairman & Chief Executive Officer;

●	Chief Financial Officer;

●	Chief Operating Officer.

●	Chairman of the Audit Committee;

●	Your manager/reporting officer; or

●	Legal department;

13. Sanctions for Violations

Any alleged violation of this Code by an employee will be reviewed by the Chairman, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer who will determine the appropriate action to take. Violations of this Code may result in result in disciplinary action by the Company, up to and including termination of employment. In the event of a violation of this Code by an officer or a director, the Board of Directors or its designee shall determine the appropriate actions to be taken.

14. Review and Amendments

At least once every financial year and as necessary from time to time, the Board of Directors shall review the operation and adequacy of this Code. Any amendment to this Code must be submitted to the Audit Committee for unanimous approval.

Employees should read this Code in conjunction with the detailed provisions of the Employee Handbooks, which may apply to Employees in different jurisdictions, and the related policies and guidelines. The ultimate responsibility to assure that Triterras complies with the laws, regulations and ethical standards affecting its business rests with each Employee. Employees should be familiar with and conduct themselves strictly in compliance with those laws, regulations and highest ethical standards and Triterras policies and guidelines pertaining to them.